LUNNY MACINNES

Via EDGAR

March 25, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Mr. Michael Fay, Division of Corporation Finance

Dear Mr. Fay:

Re:	Uranium 308 Corp. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 16, 2010
File No. 0-52476

We are counsel for the above-referenced Company and are writing in response to the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated February 28, 2011 (the “SEC Letter”).

Please be advised of the following:

1.	The Company has filed the Form 8-K as requested in the SEC Letter.

2.	The Company has filed the initial amended Form 10-K as requested in the SEC Letter.

3.
The Company intends to have the fiscal years ended December 31, 2009 and 2008 re-audited by the Company’s new registered independent auditor and the Company expects to file the further amended form 10-K by May 14, 2011.

Lunny MacInnes, trade name of Lunny MacInnes Dawson Shannon Law Corporation
An Association of Law Corporations
PO BOX 12077, Suite 2550, 555 West Hastings Street, Vancouver, BC  V6B 4N5
Telephone: (604) 684-2550, Fax: (604) 684-0916
www.lunnymacinnes.com

Securities and Exchange Commission
March 25, 2011

Should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

Yours very truly,

LUNNY MACINNES DAWSON SHANNON LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON